Exhibit 4.5
DESCRIPTION OF CAPITAL STOCK
This section describes the general terms of our common stock, our preferred stock and certain provisions of the Delaware General Corporation Law. For more detailed information, you should refer to our Restated Certificate of Incorporation, as amended, and our Bylaws, copies of which have been filed with the Securities and Exchange Commission, and the relevant provisions of the Delaware General Corporation Law.
General
Our authorized capital stock consists of:
•150,000,000 shares of common stock, par value $.01 per share; and
•40,000,000 shares of preferred stock, par value $1 per share, including 1,500,000 shares that have been designated as junior participating preferred stock.
As of January 31, 2021, there were approximately 63.0 million shares of common stock and no shares of preferred stock outstanding.
Common Stock
Subject to the rights of any holders of shares of preferred stock and except as otherwise may be required by applicable law, holders of shares of common stock:
•are entitled to receive dividends when and as declared by the board of directors from funds legally available for that purpose;
•have the exclusive right to vote on all matters on which stockholders generally are entitled to vote, including the election of directors, and are entitled to one vote per share; and
•are entitled, upon any liquidation, dissolution or winding up of Unisys, to a pro rata distribution of the assets and funds available for distribution to stockholders.
Holders of shares of common stock do not have preemptive rights to subscribe for additional shares of common stock or securities convertible into shares of common stock. Our common stock is currently listed on the New York Stock Exchange (“NYSE”) under the symbol “UIS”. Computershare Inc. is the transfer agent for our common stock.
We have not declared or paid any cash dividends on our common stock since 1990 and do not anticipate declaring or paying dividends on the common stock in the foreseeable future. Certain of our debt instruments and credit facilities may restrict our ability to pay dividends.
All outstanding shares of our common stock are fully paid and nonassessable. Any shares of common stock that we issue will be fully paid and nonassessable.

Preferred Stock
Our Restated Certificate of Incorporation, as amended, authorizes our board of directors to provide for the issuance of shares of our preferred stock in multiple series without the approval of stockholders. With respect to each series of preferred stock we may offer, our board of directors has the authority, subject to applicable law, to fix the following terms:
•the designation of the series;
•the number of shares within the series;
•the ranking of that series;
•whether dividends are cumulative and, if cumulative, the dates from which dividends are cumulative;
•the dividend rate, any conditions upon which dividends are payable, and the dates of payment of dividends;
•whether the shares are redeemable, the redemption price and the terms of redemption;
•the amount payable for each share if Unisys is dissolved or liquidated;
•whether the shares are convertible or exchangeable, the price or rate of conversion or exchange, and the applicable terms and conditions;
•any restrictions on issuance of shares in the same series or any other series;
•the voting rights for the shares of that series; and
•any other rights, preferences or limitations of that series.
Holders of any shares of preferred stock will have no preemptive rights with respect to such shares unless specified in the applicable prospectus supplement. In addition, the rights of holders of any shares of preferred stock with respect to such shares will be subordinate to the rights of our general creditors. Each new series of preferred stock will rank prior to our common stock regarding the distribution of dividends or disposition of other assets, unless otherwise specified in the applicable prospectus supplement. If the preferred stock is convertible into our common stock, we will reserve the full number of shares of our common stock issuable upon conversion of the preferred stock out of the total of our authorized but unissued shares of common stock to permit the conversion of the preferred stock into shares of common stock. Any shares of preferred stock that we issue will be fully paid and nonassessable.
If we offer preferred stock, the applicable prospectus supplement will describe the specific terms of the shares of preferred stock offered through that prospectus supplement, restrictions on the repurchase or redemption of such shares, if any, as well as any general terms described in this section that will not apply to those shares of preferred stock. In the applicable prospectus supplement, we will also discuss any material U.S. federal income tax considerations applicable to the preferred stock. We will file a copy of the certificate of designations that contains the terms of each new series of preferred stock with the SEC each time we issue a new series of preferred stock. Each certificate of designations will establish the number of shares included in a designated series and fix the designation, powers, privileges, preferences and rights of the shares of each series as well as any applicable qualifications, limitations or restrictions. You should refer to the applicable certificate of designations as well as our Restated Certificate of Incorporation, as amended, before deciding to buy shares of our preferred stock as described in the applicable prospectus supplement.
Junior Participating Preferred Stock
Our Restated Certificate of Incorporation, as amended, authorizes our board of directors to provide for the issuance of shares of our junior participating preferred stock. The shares of junior participating preferred stock will be nonredeemable. Each share of junior participating preferred stock will have a preferential quarterly dividend equal to the greater of (1) $15 per share or (2) 300 times the aggregate dividend declared per share of common stock. In the event of liquidation, the holders of the shares of junior participating preferred stock will receive a preferred liquidation payment of $100 per share, and will be entitled to receive an aggregate liquidation payment per share equal to 300 times the payment made per share of common stock. Each share of the junior participating preferred stock will have 300 votes, voting together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of the junior participating preferred stock will be entitled to receive 300 times the amount received per share of common stock. The junior participating preferred stock has customary antidilution provisions to protect the dividend, liquidation and voting rights described above.
Anti-Takeover Provisions
Delaware Law
Unisys is a Delaware corporation and subject to Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder. The provision does not apply if:
•prior to such time, either the business combination or such transaction is approved by the board of directors of the corporation;
•upon consummation of the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock; or

•on or after such time, the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s outstanding voting stock. The statute could have the effect of delaying, deferring or preventing a change in our control or reducing the price that some investors might be willing to pay in the future for our common stock.
Corporate Documents
Our Restated Certificate of Incorporation, as amended, and By-laws also contain anti-takeover provisions that may have the effect of delaying, deferring or preventing a future takeover or change in control unless the board approves it. These provisions may also make it more difficult to remove the current board of directors.
•Removal of Directors; Vacancies—Directors may be removed from office with or without cause by the affirmative vote of at least 80% of the outstanding voting stock. Vacancies in the board of directors and newly created directorships are filled for the unexpired term only by the vote of a majority of the remaining directors in office.
•Special Meetings of Stockholders—Under the Restated Certificate of Incorporation, as amended, and By-laws, stockholders may not call a special meeting of stockholders. Only the board of directors, by resolution adopted by a majority of the entire board, may call a special meeting of stockholders.
•Action by Written Consent—The Delaware General Corporation Law provides that, unless specifically prohibited by the certificate of incorporation, any action required or permitted to be taken by stockholders of a corporation may be taken without a meeting if a written consent setting forth the action to be taken is signed by the holders of outstanding shares of capital stock having the requisite number of votes that would be necessary to authorize or take the action at a meeting of stockholders. Our Restated Certificate of Incorporation, as amended, requires that stockholder action be taken at a meeting of stockholders and prohibits stockholder action by written consent.
•Business Combinations—The Restated Certificate of Incorporation, as amended, provides that mergers, consolidations, sales or other transfers of assets of, issuances or reclassifications of securities of, or adoptions of plans of liquidation by Unisys (individually, a “corporate transaction”) must be approved by 80% or more of the voting stock when the action involves a person (a “20% stockholder”) who beneficially owns more than 20% of the then outstanding shares of voting stock, unless minimum price, form of consideration and procedural requirements

(the “fair price provisions”) are satisfied or unless a majority of the directors not affiliated with the 20% stockholder approve the corporate transaction.
The affirmative vote of 80% or more of the then outstanding shares of voting stock is required to amend, alter or repeal the provisions of the Restated Certificate of Incorporation, as amended, and By-laws discussed above.
The purpose of the provisions of the Restated Certificate of Incorporation, as amended, and By-laws relating to (1) the removal of directors and the filling of vacancies; (2) the prohibition of stockholder action by written consent and (3) supermajority voting requirements for the repeal of these provisions is to discourage many types of transactions that involve an actual or threatened change of control of Unisys. They are designed to make it more difficult and time-consuming to change majority control of the board of directors and thus to reduce the vulnerability of Unisys to an unsolicited takeover proposal that does not contemplate the acquisition of at least 80% of the voting stock or to an unsolicited proposal for the restructuring or sale of all or part of the company.
These charter and by-law provisions may make more difficult or discourage a proxy contest, or the assumption of control, by a holder of a substantial block of shares of common stock, or the removal of the incumbent board of directors, and could thus increase the likelihood that incumbent directors will retain their positions. In addition, since the fair price provisions discussed above provide that corporate transactions involving Unisys and a 20% stockholder may not be consummated without the approval of a majority of unaffiliated directors (unless the transaction meets specified criteria or is approved by supermajority vote), these provisions could give incumbent management the power to prevent certain takeovers. The fair price provisions may also discourage attempts to effect a “two-step” acquisition in which a third party purchases a controlling interest in cash and acquires the balance of the voting stock for less desirable consideration. Under the provisions governing the removal of directors, the third party would not immediately obtain the ability to control the board of directors through its first-step acquisition and, under the fair price provisions, having made the first-step acquisition, the third party could not acquire the balance of the voting stock for a lower price without a supermajority vote or the approval of a majority of the unaffiliated directors.
These provisions of the Restated Certificate of Incorporation, as amended, and By-laws help ensure that the board of directors, if confronted with an unsolicited proposal from a third party that has acquired a block of shares of common stock, will have sufficient time to review the proposal and to consider appropriate alternatives for Unisys stockholders.
These provisions are also intended to encourage persons seeking to acquire control of Unisys to initiate such an acquisition through arm’s-length negotiations with the board of directors, who would then be in a position to negotiate a transaction that would treat all stockholders in substantially the same manner. The provisions may have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of Unisys, even though such an attempt might be beneficial to the company and its stockholders. In addition, since the provisions are designed to discourage accumulations of large blocks of shares of common stock by purchasers whose objective is to have those shares repurchased by the company at a premium, the provisions could tend to reduce the temporary fluctuations in the market price of common stock caused by these accumulations. Accordingly, Unisys stockholders could be deprived of the opportunity to sell their shares at a potentially higher market price.